Non-Confidential

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NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Gilead Sciences, Inc.

NAME OF PERSON RELYING ON EXEMPTION: United Church Funds

ADDRESS OF PERSON RELYING ON EXEMPTION:  475 Riverside Dr #1020, New York, NY 10115

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of these filers under the terms of the Rule but is made voluntarily.

Gilead Sciences, Inc.

Stockholder Proposal on Independent Chair

April 8, 2022

We urge you to vote FOR Stockholder Proposal #5 requesting that the board adopt a policy that whenever possible and prospectively, that the chairperson of the board of directors be an independent director at the May 12, 2021 annual meeting of the Gilead Sciences, Inc (“Gilead” or the “Company”) stockholders. The proponents of this resolution are Gilead shareholders and members of the Investors for Opioid and Pharmaceutical Accountability (IOPA).

Rationale for a YES Vote

•	Gilead shareholders continue to suffer under the current combined CEO and Chair structure. Gilead’s stock significantly underperformed since Daniel O’Day’s tenure began in 2019 and over the last five years.

	Annualized Trailing Returns % (Mar 31, 2021)
	1 Yr	3 Yr	5 Yr
Gilead Sciences (GILD)[i]	-3.59	1.33	1.20
Sector: Drug Manufacturersii	22.40	13.88	11.98

•	59% of companies in the S&P 500 have separate CEO and chairman positions, an increase from 55% in 2020 and 37% in 2011.iii When separating these roles, companies have made public commitments to strengthening their corporate governance, while also benefiting from the leadership skills and business experience of two different individuals.

This is not a proxy solicitation to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Gilead Sciences’ proxy statement.

Non-Confidential

•	A board led by an independent chair would better oversee these risks and would best serve the interests of the Company’s shareholders. Looking beyond already disclosed legal settlements which includes a recent $1.25B settlementiv over patent infringement, Gilead is facing tremendous financial and reputational risk that requires the guidance of an Independent Board Chair. For example, Gilead is facing the United States v. Gilead lawsuit is being watched closely[v] and scheduled begin trial in June 2022 and was brought over Gilead’s HIV prevention product (Truvada and Descovy for use as Pre-Exposure Prophylaxis). Other outstanding lawsuits focus on product liability and anti-trust practices in which Gilead states “we can not predict the ultimate outcome” and could lead to “significant monetary damages.”

•	The Company asserts that the Board should have flexibility to choose an appropriate governance structure. We believe that this resolution offers sufficient flexibility to the Board to phase in this policy at the next CEO transition and offers opportunities to waive the policy when necessary.

•	The Company asserts that a Lead Independent Director ensures independent leadership and accountability. However, the Company’s list of responsibilities of the Lead Independent Director makes it clear that it is the Chairman that sets the agenda and the Lead Independent Director merely consults. We also question Mr. Lofton’s independence after serving on the board for over 12 years.

Vote FOR Proposal #5 requesting the board to adopt a policy that whenever possible and prospectively, that the chair be an independent director.

An independent chair is vital to ensure that challenging questions of strategy, governance, culture, compliance, and risk are being adequately addressed, discussed and independently overseen at the board level.

For further information, please contact Matthew Illian at matthew.illian@ucfunds.org or +1 (332) 219.8769

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i https://www.morningstar.com/stocks/xnas/gild/trailing-returns, accessed on April 6, 2022

ii Sector return data available when viewing GILD returns: https://www.morningstar.com/stocks/xnas/gild/trailing-returns

iii https://www.wsj.com/articles/microsofts-combination-of-ceo-and-chairman-roles-goes-against-trend-11623970653

iv https://www.reuters.com/business/healthcare-pharmaceuticals/gsk-announces-125-bln-settlement-between-viiv-healthcare-gilead-2022-02-01/

v https://www.prep4all.org/news/us-v-gilead-anniversary#:~:text=The%20lawsuit%20brought%20by%20DOJ%20and%20HHS%E2%80%94%20United,of%20patients%20living%20with%20and%20vulnerable%20to%20HIV.

This is not a proxy solicitation to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Gilead Sciences’ proxy statement.